100517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02014016

NO ACT
P.E 12-17-01
1-06033

January 25, 2002

Christine S. Grawemeyer
Senior Counsel
UAL Corporation
P.O. Box 66919
Chicago, IL 60666

Act 1934
Section
Rule 14A-8
Public Availability 1/25/2002

Re: UAL Corporation
Incoming letter dated December 17, 2001

Dear Ms. Grawemeyer:

This is in response to your letter dated December 17, 2001 concerning the shareholder proposal submitted to UAL by Douglas Walsh. We have also received a letter on the proponent's behalf dated January 25, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Douglas Walsh
32 Morris Avenue West
Malverne, NY 11565

UAL CORPORATION

1934 Act/Rule 14a-8

December 17, 2001

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: UAL Corporation -- Shareholder Proposal Submitted by Douglas Walsh

Dear Ladies and Gentlemen:

On behalf of UAL Corporation and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Douglas Walsh from our proxy materials for the 2002 annual meeting of shareholders ("2002 Proxy"), which we expect to file in definitive form with the Commission on or about March 21, 2002.

We received a notice from Mr. Walsh, dated November 21, 2001, submitting the proposal for consideration at our 2002 annual meeting of shareholders. The proposal (a copy of which is attached as Exhibit A) reads as follows:

UAL CORPORATION SHAREHOLDER PROPOSAL
SEPARATE THE CEO AND THE CHAIRMAN POSITIONS

"RESOLVED, that the shareholders of UAL Corporation (the "Company") urge the Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer ("CEO") of the Company shall serve as chairman of the Board of Directors."

Supporting Statement

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Such oversight is important in light of the performance of UAL's stock under its former Chairman and CEO, James E. Goodwin. We believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at UAL.

1112185 94152311

The statements made in support of the Proponent's proposal are materially false and misleading because the Proponent provides no factual support for his statements and purports to make statements of fact that are nothing more than the Proponent's opinion.

> *Such oversight is important in light of the performance of UAL's stock under its former Chairman and CEO, James E. Goodwin.*
>
> *and*
>
> *Under James Goodwin's former leadership as Chairman and CEO, UAL's shareholders saw the stock price falter.*

Proponent's supporting statement violates Rule 14a-9 because it falsely and without any support suggests that UAL's stock price declined because Mr. Goodwin was both Chairman and CEO. Proponent offers no evidence for the connection between the decline of UAL's stock price and the dual role of its former Chairman and CEO.

In the supporting statement the Proponent asserts that "[s]eparating the positions of Chairman and CEO will enhance independent Board leadership at UAL" without noting that such statement is only the unsupported opinion of the Proponent.

The supporting statement compares the percentage change in the stock price for UAL and the AMEX Airline Index in order to suggest that UAL's stock price dropped more than the AMEX Airline Index during a thirteen-month period because of UAL's announced proposed merger with US Airways. References to the US Airways proposed merger is misleading because the Proponent never suggests that UAL would not have proposed a merger with US Airways if the CEO had not also been the Chairman, nor is there any basis for that assumption.

The supporting statement states that "many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management." The Proponent, however, only mentions CalPERs, which, although a large institutional investor, is not "many institutional investors."

Finally, Proponent states that an "independent chairman will strengthen the Board's integrity." Not only is this entirely unsupported, it implies that Mr. Goodwin's dual role somehow reflects adversely on his and the Board's integrity in violation of Rule 14a-9. Note 3 to Rule 14a-9 expressly singles out "(m)aterial which directly or indirectly impugns the character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" as material that may be misleading within Rule 14a-9, depending on the facts and circumstances. Proponent's supporting statement violates this prohibition.

Proponent's supporting statement thus contains unsupported false and misleading statements. Accordingly, it is my opinion that the proposal may be excluded from our 2002 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2002 Proxy. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our 2002 Proxy, please contact me at (847) 700-5727 or Rick Toman at (847) 700-6228. We may also be reached by facsimile at (847) 700-4683 and would appreciate it if you would send your response to us by facsimile to that number.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Christine S. Grawemeyer

Christine S. Grawemeyer
Senior Counsel

Enclosures

EXHIBIT A

FRANCESCA M. MAHER

NOV 2 [illegible]

SENIOR V.P. GENERAL
COUNSEL AND SECRETARY

Douglas Walsh
32 Morris Avenue West
Malverne, NY 11565

November 21, 2001

Francesca M. Maher
Secretary
UAL Corporation
P.O. Box 66919
Chicago, IL 60666

Dear Secretary Maher:

I am writing to give notice that pursuant to the 2001 proxy statement of UAL Corporation (the "Company"), I intend to present the attached proposal (the "Proposal") at the 2002 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 202 shares of common stock (the "Shares") of the Company, and I have held the Shares continuously for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I plan to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that I have no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at 516-593-7683.

Sincerely,

Douglas Walsh

Douglas Walsh

UAL CORPORATION SHAREHOLDER PROPOSAL
SEPARATE THE CEO AND CHAIRMAN POSITIONS

"RESOLVED, that the shareholders of UAL Corporation (the "Company") urge the Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer ("CEO") of the Company shall serve as chairman of the Board of Directors."

Supporting Statement

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Such oversight is important in light of the performance of UAL's stock under its former Chairman and CEO, James E. Goodwin. We believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at UAL.

Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The National Association of Corporate Directors' Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

Separating the positions of Chairman and CEO will enhance independent Board leadership at UAL. Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management. For example, CalPERS' Corporate Governance Core Principles and Guidelines states that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

Under James Goodwin's former leadership as Chairman and CEO, UAL's shareholders saw the stock price falter. For a 13-month period following the announcement of a proposed merger with US Airways, UAL stock dropped by 34 percent, while the AMEX Airline Index fell only 12 percent during the same time period.

The Board continues to face challenges in its oversight of UAL management. An independent chairman will strengthen the Board's integrity.

For these reasons, we urge a vote FOR this resolution.

> Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The National Association of Corporate Directors' Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."
>
> Separating the positions of the Chairman and CEO will enhance independent Board leadership at UAL. Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management. For example, CalPERS' Corporate Governance Core Principles and Guidelines states that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."
>
> Under James Goodwin's former leadership as Chairman and CEO, UAL's shareholders saw the stock price falter. For a 13-month period following the announcement of a proposed merger with US Airways, UAL stock dropped by 34 percent, while the AMEX Airline Index fell only 12 percent during the same time period.
>
> The Board continues to face challenges in its oversight of UAL management. An independent chairman will strengthen the Board's integrity.
>
> For these reasons, we urge a vote FOR this resolution.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the Proponent to notify him of our intention to omit the proposal from our 2002 Proxy.

We believe that the proposal may be properly omitted from UAL's proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. <u>The Proposal may be Properly Omitted under Rule 14a-8(i)(3) and Rule 14a-9 as it is Materially False and Misleading</u>

Rule 14a-8(i)(3) under the Exchange Act permits a company to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

January 25, 2002

Securities And Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of Douglas Walsh; no-action request by UAL Corporation

Dear Sir/Madam:

On November 21, 2001, Mr. Douglas Walsh (the "Proponent") submitted to UAL Corporation ("UAL" or the "Company") a shareholder proposal (the "Proposal") urging the Company's Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer ("CEO") of the Company serve as chairman of the Board of Directors.

In a letter to the Commission dated December 17, 2001, the Company stated that it intends to omit the Proposal from its proxy materials being prepared for the 2002 annual meeting of shareholders. The Company argues that the Proposal is excludable as it is materially false and misleading.

The Company claims that the Proponent's statement in support of the Proposal is materially false and misleading because there is no factual support offered by the Proponent and that the Proponent makes statements of fact that are merely opinion. Below, the statements of UAL's concern will be addressed.

I. Materially False and Misleading

Such oversight is important in light of the performance of UAL's stock under its former Chairman and CEO, James E. Goodwin.

and

Under James Goodwin's former leadership as Chairman and CEO, UAL's shareholders saw the stock price falter.

The Company asserts that the Proponent's statements above, "falsely and without any support suggests the UAL's stock price declined because Mr. Goodwin was both Chairman and CEO. The Company's position is wrong. The first statement concerning oversight is clearly the Proponent's opinion that independent oversight of the Board could strengthen the Board's responsibility to protect shareholders' interests. The Proponent qualify the statement as opinion in the supporting statement, if necessary.

The second statement does not make the claim that there must be a connection between the fall in UAL's stock price and the combined roles of Chairman and CEO. Instead, the Proponent simply points out that the stock price did decline during this time period and suggests that increased independent oversight of management, as can be achieved by separating the roles of Chairman and CEO, may provide greater management accountability to UAL shareholders. The Proponent suggests that accountability is important as shareholders witness their stock value decline.

Next, the Company argues that the Proponent's claim that "separating the positions of Chairman and CEO will enhance independent Board leadership at UAL" should be noted as an opinion. The Proponent will qualify this statement as opinion in supporting statement, if necessary.

UAL asserts that the Proponent's statement comparing the percentage change in the UAL stock price and the AMEX Airline Index during a thirteen-month period following the announcement of the proposed merger with US Airways suggests that UAL's stock price fell more that the AMEX Airline Index because of the merger announcement. Additionally, the Company states the references to the proposed merger are "misleading because the Proponent never suggests that UAL would not have proposed a merger with US Airways if the CEO had not also been the Chairman, nor is there any basis for that assumption."

The Proponent has no intention of suggesting that the proposed merger with US Airways would have not taken place if UAL's CEO had not also been the Chairman. Rather, the Proponent is merely stating the facts in comparing UAL's stock price with the AMEX Airline Index during the thirteen-month period and asks shareholders to draw their own conclusions.

UAL claims that the Proponent in stating that "many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management" provides only one example of an institutional investor, CalPERS. Additional institutional investors that would concur with this statement are the New York City Employees Retirement System (NYCERS) and Connecticut State Employees Retirement System. CalPERS, NYCERS, and Connecticut State Employees Retirement System are active institutional investors that submit shareholder resolutions and have proxy voting guidelines that agree with this issue. The Proponent offers to put these additional examples in the supporting statement, if necessary.

Finally, the Proponent's statement that an "independent chairman will strengthen the Board's integrity" does not imply that Mr. Goodwin's dual position reflects adversely on his and the Board's integrity as asserted by UAL. Instead, the statement is simply an opinion of the Proponent. If necessary, the Proponent will revise or entirely strike out this statement.

In conclusion, the Proposal should not be excluded on the grounds raised by UAL. First, some statements that UAL claims to be materially false and misleading have been qualified as the Proponent's opinion. Secondly, the Company's assumptions regarding other statements are incorrect. The facts are placed in front of shareholders and they are allowed to arrive at their own conclusions.

If you have any questions, please do not hesitate to call me at 516-593-7683. I would be pleased to be of further assistance in this matter.

Sincerely,

Douglas Walsh

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UAL Corporation
Incoming letter dated December 17, 2001

The proposal requests that the board of directors amend the bylaws to require that an independent director who has not served as CEO serve as chairman of the board.

We are unable to concur in your view that UAL Corporation may exclude the proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence that begins "Such oversight is . . . " and ends " . . . James E. Goodwin" as the proponent's opinion;
- delete the sentence that begins "Under James . . . " and ends " . . . stock price falter";
- recast the sentence that begins "Separating the positions . . ." and ends " . . . leadership at UAL" as the proponent's opinion;
- provide factual support for the sentence that begins "Many institutional investors . . . " and ends " . . . oversight of management" in the form of a citation to a specific source; and
- recast the sentence that begins "An independent chairman . . . " and ends " . . . the Board's integrity" as the proponent's opinion.

Accordingly, unless the proponent provides UAL Corporation with a proposal and supporting statement revised in this manner within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if UAL Corporation omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir Devon Gumbs
Special Counsel